Exhibit 99.1

Brenmiller Energy Ltd. Announces Expected Implementation of 1-for-10 Reverse Share Split

ROSH HA’AYIN, Israel, November 30, 2023 (GLOBE NEWSWIRE) --  Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a clean energy company that provides Thermal Energy Storage (“TES”) systems to global industrial and utility markets, today announced a reverse share split of its issued and outstanding ordinary shares at a ratio of 1-for-10 is expected to be implemented after market close on December 1, 2023. The Company's ordinary shares will begin trading on the Nasdaq Capital Market on a post-split basis at the market open on December 4, 2023 under the Company's existing trading symbol "BNRG".

The reverse share split was approved by the Company’s shareholders at the Company's Special General Meeting of Shareholders held on November 13, 2023 (the “Meeting”).

The Meeting also approved an increase of the Company’s share capital by 100,000,000 Ordinary Shares and the cancellation of the par value of the Company’s ordinary shares (the “Increase of Authorized Share Capital”). After giving effect to the Increase of Authorized Share Capital, the authorized share capital of the Company will be divided into 150,000,000 Ordinary Shares, no par value per share. The authorized share capital of the Company will be 15,000,000 Ordinary Shares following consummation of the reverse split. These changes have been reflected in the Company’s amended articles of association (the “Articles”) as approved by the Board of Directors and by the shareholders in the Meeting.

No fractional shares will be issued as a result of the reverse split. In accordance with the Company’s Articles all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing the implementation of the reverse share split and Increase of Authorized Share Capital. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices, product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com